Exhibit 99.2

Schedule II Valuation and Qualifying Accounts

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Allowance Recorded Through Acquisition	Charged to Other Accounts	Deductions	Balance at End of Year
		(in thousands)
Year Ended December 31, 2009
Allowance for doubtful accounts	$89	$164	$—	$—	$(179)	$74
Year Ended December 31, 2010
Allowance for doubtful accounts	74	201	—	—	(51)	224
Year Ended December 31, 2011
Allowance for doubtful accounts	224	(42)	—	—	(101)	81